UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549


                                SCHEDULE 13D



                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 9 )*
                                          ---


                             INAMED CORPORATION
-------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
-------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 453235103
           -----------------------------------------------------
                               (CUSIP Number)



     KENNETH MAIMAN, ESQ.                  ROBERT C. SCHWENKEL, ESQ.
   APPALOOSA MANAGEMENT L.P.        FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
  26 MAIN STREET, FIRST FLOOR                  ONE NEW YORK PLAZA
       CHATHAM, NJ 07928                       NEW YORK, NY 10004
         (973) 701-7000                          (212) 859-8000
-------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              OCTOBER 2, 1998
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  453235103                                   Page 2 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                5,172,867

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              5,172,867

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,172,867

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          33.8%

14  TYPE OF REPORTING PERSON*

          PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No.  453235103                                   Page 3 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          DAVID A. TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                5,172,867

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              5,172,867

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,172,867

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          33.8%

14  TYPE OF REPORTING PERSON*

          IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D


     This Amendment No. 9 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on August 26, 1996, as amended by Amendment No. 1 filed on September 26, 1996, Amendment No. 2 filed on January 28, 1997, Amendment No. 3 filed on April 7, 1997, Amendment No. 4 filed on May 13, 1997, Amendment No. 5 filed on June 12, 1997, Amendment No. 6 filed on July 14, 1997, Amendment No. 7 filed on December 3, 1997 and Amendment No. 8 filed on December 12, 1997 (the "Schedule 13D"), relates to the common stock of INAMED Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:


ITEM 2.   Identity and Background
          -----------------------

     The address of the principal business and principal office of the Manager is 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The business address of Mr. Tepper is 26 Main Street, 1st Floor, Chatham, New Jersey 07928.

     In addition to acting as Manager to the Purchasers, the Manager also acts as investment adviser to Palomino Investment Holdings Ltd., a British Virgin Islands corporation ("Palomino Holdings"), a wholly-owned subsidiary of Palomino. The address of the principal business and principal office of Palomino Holdings is c/o Trident Trust Company (Cayman) Ltd., 1 Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands.


ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     The Loan Warrants (as defined in Item 5 hereof) representing the right to purchase 579,510 Shares and $7,857,764 of the New Notes (as defined in Item 6 hereof) were purchased with the funds of the Partnership and Palomino.


ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

     Prior to the date hereof, Ferd and Reliance transferred all of their respective Shares, Notes and Warrants to the Partnership and Palomino such that as of October 1, 1998, the Partnership and Palomino held 417,400 and 417,400 Shares, respectively; Warrants representing the right to purchase 549,107 and 549,107 Shares, respectively; and $7,102,858 and $7,102,857 in principal amount of Notes, respectively.

     As more fully described in Item 6 below, on October 2, 1998, the Partnership and Palomino each acquired Warrants to purchase 289,755 Shares (579,510 Shares in the aggregate) with an exercise price of $6.50 per share, expiring on September 1, 2002, subject to customary conversion rights and anti-dilution protection provisions as described therein (the "Loan Warrants") (a copy of which is attached hereto as Exhibit A and incorporated by reference herein). The Loan Warrants may be exercised by payment of the exercise price either in cash or by cashless exercise through the tendering of Loan Warrants, New Notes (as defined below) or Exchange Notes (as defined below) to the Company (in the amounts prescribed in the Loan Warrants). The Loan Warrants provide that the Company will (i) use its best efforts to register the Shares issuable upon exercise of the Loan Warrants (the "Warrant Stock") under the Securities Act (as defined below) and (ii) keep such registration effective for such period of time as the Loan Warrants or Warrant Stock are held by the Holder (as defined therein). Furthermore, the Loan Warrants provide for preemptive rights pursuant to which the Company shall offer to each holder of Loan Warrants the right to purchase its pro-rata share of any issuance, sale or exchange of Securities (as defined therein).

     All Warrants previously held by Palomino and all of the Loan Warrants acquired by Palomino were transferred by Palomino to Palomino Holdings.

     Accordingly, as of the date hereof, the Partnership, Palomino, and Palomino Holdings may be deemed to have beneficial ownership of 2,586,434, 1,747,571 and 838,862 Shares, respectively (or 5,172,867 Shares in the aggregate).

(a) This statement on Schedule 13D relates to 5,172,867 Shares which may be deemed to be beneficially owned by the Reporting Persons and which constitute approximately 33.8% of the issued and outstanding Shares.

(b) The Manager may be deemed to have the sole voting and dispositive power with respect to 5,172,867 Shares. Mr. Tepper may be deemed to have sole voting power and dispositive power with respect to 5,172,867 Shares.

(c)  Not applicable

(d)  Not applicable

(e)  Not applicable


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          --------------------------------------------------------

     The responses to Items 4, 5 and 6 are incorporated herein by reference.

     On October 2, 1998 the Partnership and Palomino acquired $7,857,764 of the Company's 10% Senior Secured Notes due March 31, 1999 or, at the option of the Company as provided therein, September 1, 2000 (the "New Notes") (a copy of which is attached hereto as Exhibit B and incorporated by reference herein) pursuant to the Note Purchase Agreement, dated as of September 30, 1998, between the Company, the parties listed on Exhibit A thereto and the Manager, as Collateral Agent (the "New Note Purchase Agreement") (a copy of which is attached as Exhibit C hereto and incorporated by reference herein). The New Note Purchase Agreement contains customary representations and warranties and customary events of default, as well as certain covenants of the Company including limitations on indebtedness, encumbrances, dividends and stock issuances and certain requirements of operating profit and tangible assets.

     In connection with the purchase of the Notes, the Manager, as collateral agent on behalf of holders of the New Notes (the "Collateral Agent"), was granted a first priority interest and lien on all of the assets of the Company and its subsidiaries. In furtherance thereof, on October 2, 1998, the Collateral Agent entered into the Security Agreement, dated as of September 30, 1998, with the Company (the "Security Agreement") (a copy of which is attached hereto as Exhibit D and incorporated by reference herein) whereby the Company pledged as collateral its assets on a first priority senior secured basis. In addition, on October 2, 1998, (i) the Collateral Agent entered into the Guarantee and Security Agreement, dated as of September 30, 1998 (the "Guarantee and Security Agreement") (a copy of which is attached hereto as Exhibit E and incorporated by reference herein), made by certain Subsidiaries of the Company (the "Obligors") whereby subject to certain limitations as set forth therein, each of the Obligors guaranteed the obligations of the Company under the New Notes and the New Note Purchase Agreement and pledged as collateral their assets on a first priority senior secured basis, and (ii) certain foreign subsidiaries of the Company entered into the Guarantee Agreement, dated as of September 30, 1998, in favor of the holders of the New Notes (the "Guarantee Agreement") (a copy of which is attached hereto as Exhibit F and incorporated by reference herein) guaranteeing the New Notes (subject to certain limitations set forth therein). In addition, on October 2, 1998, the requisite holders of Notes executed and delivered a consent to amend the Indenture to increase the amount of Senior Indebtedness (as defined therein) permitted thereunder from $5 million to $8 million to facilitate the transactions contemplated by the New Note Purchase Agreement. Finally, on October 2, 1998, pursuant to the Intercreditor Agreement, dated as of September 30, 1998 (the "Intercreditor Agreement") (a copy of which is attached hereto as Exhibit G and incorporated by reference herein) between the Collateral Agent and Santa Barbara Bank and Trust, as Trustee (the "Trustee"), the Collateral Agent and the Trustee have agreed that the Notes are subordinate in right of payment to the New Notes and the liens and security interests of the Trustee under the Indenture are subject to the first priority liens and security interests of the Collateral Agent.

     In connection with the New Note Purchase Agreement, the Company entered into the Registration Rights Agreement, dated as of September 30, 1998, by and between the Company and the holders of the New Notes (the "Registration Rights Agreement") (a copy of which is attached as Exhibit H hereto and incorporated herein by reference) with respect to the New Notes, which provides, among other things, that holders of at least 25% or more of the aggregate principal amount of the New Notes have the right, subject to certain limitations described therein, to require the Company to register the sale of the New Notes under the Securities Act of 1933, as amended (the "Securities Act") (the expenses of three of which registrations will be paid by the Company) and that the holders of the New Notes have certain "piggyback rights" to participate in other registered offerings by the Company.

     Pursuant to the New Note Purchase Agreement, the Company has agreed to commence an Exchange Offer (the "Exchange Offer") for the Notes and, subject to the terms and conditions of the Exchange Offer, the Company will exchange therefor (i) the Company's Senior Subordinated Secured Notes due March 31, 1999 or, at the option of the Company as provided therein, September 1, 2000 in the aggregate principal amount of $19,605,715 (the "Exchange Notes"); (ii) Warrants to acquire an aggregate of 3,671,616 Shares with an exercise price of $5.50 per share, expiring on October 1, 2002 (the "Exchange Warrants"); and (iii) Warrants to acquire an aggregate of 500,000 Shares with an exercise price of $7.50 per share, expiring on October 1, 2002 (the "Additional Warrants"). The Exchange Offer is being made pursuant to a Securities Exchange Agreement to be entered into by the Company and the holders of Notes. The Exchange Offer is expected to be completed in early November, 1998 (the failure to do so constituting an event of default under the New Note Purchase Agreement). Assuming all holders of the Notes exchange all of their Notes in the Exchange Offer, following the completion of the Exchange Offer, the Partnership will hold $7,102,858 of Exchange Notes, 1,330,172 of Exchange Warrants and 181,143 of Additional Warrants; Palomino will hold $7,102,857 in Exchange Notes; and Palomino Holdings will hold 1,330,171 of Exchange Warrants and 181,143 of Additional Warrants.

     The Company executed Amendment No. 3, dated as of September 29, 1998, to the Rights Agreement ("Amendment No. 3") (a copy of which is attached hereto as Exhibit I and incorporated by reference herein). Pursuant to Amendment No. 3, the Company has exempted the Manager and its affiliates from the application of certain provisions of the Rights Agreement to the acquisition of beneficial ownership of additional Shares pursuant to the New Note Purchase Agreement, the Exchange Offer, the exercise of Warrants (including, but not limited to Loan Warrants, Exchange Warrants and Additional Warrants) or the exercise of any preemptive rights.


ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

     Exhibit A:  Loan Warrant
     Exhibit B:  New Note
     Exhibit C:  New Note Purchase Agreement
     Exhibit D:  Security Agreement
     Exhibit E:  Guarantee and Security Agreement
     Exhibit F:  Guarantee Agreement
     Exhibit G:  Intercreditor Agreement
     Exhibit H:  Registration Rights Agreement
     Exhibit I:  Amendment No. 3 to the Rights Agreement

                                 SIGNATURE
                                 ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 6, 1998



                                       APPALOOSA MANAGEMENT L.P.
                                       By:  Appaloosa Partners Inc.,
                                            Its General Partner


                                       By: /s/ David A. Tepper
                                          -------------------------------
                                          David A. Tepper
                                          President


                                       David A. Tepper


                                         /s/ David A. Tepper
                                       ----------------------------------



                               EXHIBIT INDEX



     Exhibit     Exhibit Name
     -------     ------------

     Exhibit A:  Form of Loan Warrant
     Exhibit B:  Form of New Note
     Exhibit C:  New Note Purchase Agreement
     Exhibit D:  Security Agreement
     Exhibit E:  Guarantee and Security Agreement
     Exhibit F:  Guarantee Agreement
     Exhibit G:  Intercreditor Agreement
     Exhibit H:  Registration Rights Agreement
     Exhibit I:  Amendment No. 3 to the Rights Agreement